1550 Wynkoop Street, 3rd Fl Denver, Colorado 80202 (303) 893-0012 Office (303) 893-6993 Fax summit-materials.com

VIA COURIER AND EDGAR

June 6, 2016

Re:                     Summit Materials, Inc.

Summit Materials, LLC

Form 10-K for Fiscal Year Ended January 2, 2016

Filed February 22, 2016

Response Dated May 23, 2016

File No. 1-36873

File No. 333-187556

Terence O’ Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. O’Brien:

Summit Materials, Inc. (“Summit Inc.”) and Summit Materials, LLC (“Summit LLC,” and together with Summit Inc., the “Companies,” “we” and “our”) are submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 2, 2016, regarding the combined Annual Report on Form 10-K for the fiscal year ended January 2, 2016 (the “Form 10-K”) filed by the Companies on February 22, 2016. The Staff’s letter relates to our May 23, 2016 response to the Staff’s comment letter dated May 16, 2016.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed Form 10-K.

Item 2. Properties, page 41

1.              We note your response to comment 2 in our letter dated May 16, 2016. Please tell us if you have considered your cement operations in your assessment of assets and revenue with respect to materiality. Please be advised that mobile and stationary mining equipment and processing equipment up to the first point of significant sale should be included in your assessment.

We respectfully advise the Staff that we have considered our cement operations in our assessment of assets and revenue with respect to materiality, including mobile and stationary mining equipment and processing equipment up to the first point of significant sale. Specifically, our cement plant assets, including quarries, underground mine, mobile and stationary mining equipment and processing equipment, at our Davenport, Iowa and Hannibal, Missouri cement operations represented approximately 8.1% and 9.0% of our total assets, respectively, as of January 2, 2016. In addition, revenue from both of the cement plants as a percentage of total revenue was 11.7% for the year ended January 2, 2016. The cement segment’s revenue includes revenue sources beyond the sale of manufactured cement, such as fees received for the handling and processing of waste materials and revenue from the sale of purchased cement and slag. Based on each plant’s production and the consolidated business’ average selling prices, we estimate our Davenport and Hannibal cement plants contributed approximately 5.0% and 6.7%, respectively, of our total revenue for the year ended January 2, 2016. Accordingly, we respectfully submit that we do not consider either of the cement plants to be individually material and we expect their significance to the Companies as a whole will decrease over time as these assets are depreciated and our asset base continues to grow through acquisitions.

(1) Summary of Organization and Significant Accounting Policies, page 97

Property, Plant and Equipment, net, page 99

2.              We note the draft disclosure you intend to include in future filings for the amortization of landfill airspace and the depletion of mining reserves in response to comment 11 in our letter dated May 16, 2016. Specifically, we note your reference to the initial estimate of available airspace and initial estimate of proven and probable reserves. Please further expand your disclosures to provide an explanation as to when total available airspace and total proven and probable reserves are reassessed from the initial estimate. If you do not reassess total available airspace and/or total proven and probable reserves, please provide us with an explanation as to why.

In response to the Staff’s comment, we will further expand our disclosures in the “Summary of Organization and Significant Accounting Policies” footnote to the consolidated financial statements of each of the Companies in future Annual Reports on Form 10-K by adding the underlined language below (incremental to the disclosure we proposed in response to comment 11 in the Staff’s letter dated May 16, 2016) to disclose that total available airspace and total proven and probable reserves are reviewed periodically as circumstances dictate (at which point any amortization or depreciation, as applicable, is adjusted prospectively):

“Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the gross estimated value of available airspace, which is updated periodically as circumstances dictate. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis over the estimated useful life of the asset. Depletion of mineral reserves is computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves, which is updated periodically as circumstances dictate. The estimated useful lives are generally as follows:”

(2) Acquisitions, page 105

3.              We note your response to comment 12 in our letter dated May 16, 2016. Since the disclosures required by ASC 805-10-50-1 are required in the period in which a material business combination is completed, this information should be presented in financial statements that include such a period. Please provide the information required by ASC 805 for your material acquisitions completed during each period presented.

In response to the Staff’s comment, we will revise our disclosures in future filings to include the information required by ASC 805 where material business combinations are completed during the periods presented.

4.              We note your response to comment 13 in our letter dated May 16, 2016, in which you reference a general description of what goodwill represents from your acquisitions. The disclosure required by ASC 805-30-50-1.a. should be specific to each acquisition and provided with the acquisition footnote. Please confirm that you will provide the requested disclosure for the Davenport acquisition.

In response to the Staff’s comment, we will revise our disclosures in future filings to provide the disclosure required by ASC 805-30-50-1.a. with the Davenport acquisition footnote by adding the language below:

The goodwill recorded in connection with the Company’s acquisition of the Davenport Assets is primarily attributable to the expected profitability from the acquired assets.

Exhibit 99.1

(21) Senior Notes’ Guarantor and Non-Guarantor Financial Information, page 33

5.              We note your response to comment 20 in our letter dated May 16, 2016. As previously requested, please revise your disclosures to clarify that Finance Corp has no assets or operations.

In response to the Staff’s comment, we will revise our disclosures in future filings to clarify that Summit Materials Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the senior notes and other indebtedness.

*         *         *

Please do not hesitate to call me at (303) 515-5165 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC

Brian J. Harris
Chief Financial Officer

cc: Securities and Exchange Commission

Tracey Houser

Jeanne Baker

cc: Summit Materials, Inc.

Anne Lee Benedict

Jennifer Bradbury